F Converted by FileMerlin

As filed with the Securities and Exchange Commission on September 18, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE
(Exact name of issuer of deposited securities as specified in its charter)
GENERAL GEOPHYSICS COMPANY
(Translation of issuer's name into English)

THE REPUBLIC OF FRANCE
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Ordinary Shares of Compagnie Générale de Géophysique	30,000,000 American Depositary Shares	$5.00	$1,500,000	$160.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement incorporated by reference as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Incorporated herein by reference as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraphs (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the deposit agreement	Paragraphs (20) and (21)
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (6) and (8)
(x) Limitation upon the liability of the depositary	Paragraphs (13) and (18)

3. Fees and Charges	Paragraph (7)

Item - 2.

Available Information

Public reports furnished by issuer	Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.*

Form of Deposit Agreement dated as of May 6, 1997, among Compagnie Générale de Géophysique, The Bank of New York as Depositary, and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder.

b.*

Form of letter dated May 6, 1997, from the Depositary to the Company, relating to the Pre-release of American Depositary Receipts.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

________________

*

Incorporated by reference to the Registration Statement on Form F-6 (Registration No. 333-06804) filed by the Depositary with the Commission on April 16, 1997.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Company of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 18,  2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares of Compagnie Générale de Géophysique.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Compagnie Générale de Géophysique has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Paris, France on September 18, 2006.

Compagnie Générale de Géophysique

By:  /s/ Robert Brunck
Name:  Robert Brunck
Title:  Chairman of the Board and

                        Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Robert Brunck, Thierry Le Roux, Michel Ponthus, Gérard Chambovet, Christophe Pettenati-Auzière and Stephane-Paul Frydman, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 18, 2006.

/s/ Robert Brunck Name: Robert Brunck Chairman of the Board and Chief Executive Officer (Principal executive officer)	______________________ Name: Yves Lesage Director
/s/ Thierry Le Roux Name: Thierry Le Roux Group President and Chief Financial Officer (Principal financial and accounting officer)	/s/ Christian Marbach Name: Christian Marbach Director
/s/ Olivier Appert Name: Olivier Appert Director	/s/ John MacWilliams Name: John MacWilliams Director
/s/ Remi Dorval Name: Remi Dorval Director	/s/ Robert Semmens Name: Robert Semmens Director
________________________ Name: Jean Dunand Director	/s/ Daniel Valot Name: Daniel Valot Director
/s/ Gerard Fries Name: Gerard Fries Director	/s/ Jonathan Miller Name: Jonathan Miller Authorized United States Representative

INDEX TO EXHIBITS

Exhibit Number	Exhibit

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.